EXHIBIT 99.1

MAG Silver Publishes Second Annual Sustainability Report

VANCOUVER, British Columbia, Sept. 18, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, “MAG Silver”, or the “Company”) is pleased to announce the publication of its second annual Sustainability Report, which underscores MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's environmental, social and governance (“ESG”) commitments, practices, and performance for the 2022 year. The 2022 Sustainability Report is supported by the MAG Silver 2022 ESG Data Table, which houses MAG’s historical ESG performance data. The 2022 Sustainability Report and ESG Data Table are available on the MAG Silver website at the following link: https://magsilver.com/esg/reports/.

Jim Mallory, MAG’s Chief Sustainability Officer, stated: “Our second annual Sustainability Report reflects our continued commitment to lasting and sustainable value to our people, stakeholders, communities, and the planet. I am very proud of the way our workforce approaches health, safety and wellness associated with our workplace and environment. Safety performance has improved over the last year at Juanicipio, and both Deer Trail and Larder have embraced a ‘step back and assess’ culture to understand and appropriately address any risks. These behaviours are at the core of our values and are critical to the success of our teams and our business. MAG Silver’s commitment to sustainability begins with leadership and is manifested through the tenacity of everyone in the Company.”

“On behalf of MAG Silver, I would like to extend my sincere appreciation to all project team personnel at Fresnillo and Juanicipio, and at our Deer Trail and Larder projects for their kind assistance in the development of this report,” said George Paspalas, MAG’s President and CEO.

2022 Sustainability Report Highlights:

  Zero fatalities at the Juanicipio Project or at MAG’s exploration projects (Deer Trail and Larder).
  Lost Time Injury Frequency Rate (per 200,000 hours) of 1.92 (employees and mine contractors; excluding construction contractors) at the Juanicipio Project
  Over 62,000 hours dedicated to safety training across all MAG Silver projects.
  Zero significant environmental incidents at the Juanicipio Project, the Deer Trail Project or the Larder Project.
  Climate and environmental risk considerations assessed for the Juanicipio Project through a process aligned with TCFD recommendations.
  66% of MAG Silver’s total workforce is hired from local communities.
  Over 13 community engagement initiatives across 4 different project streams at the Juanicipio Project: health, education, capacity building and microenterprise projects.
  38% of Board directors are female, surpassing the 30% target established in MAG’s Diversity, Equity and Inclusion Policy
  Code of Conduct and Social Responsibility Policy refreshed and updated to specifically articulate the importance of engaging with Indigenous communities through meaningful dialogue, cooperation, and deepening of our shared-value approach to local development activities to promote sustainable and lasting economic and social benefits.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (tpd) Juanicipio mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This press release and the Sustainability Report includes certain statements that may be deemed to be “forward-looking statements” or “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”). All statements in this Sustainability Report, other than statements of historical fact, are forward-looking statements, including, but not limited to, statements regarding: the contents or production of any subsequent sustainability reports; the development of a regional climate model and an updated climate risk assessment for the Juanicipio Project; the continuation and expansion of, and anticipated benefits from, community, stakeholder and environmental initiatives and projects; the exploration of feasible decarbonization opportunities, including evaluation and utilization of renewable energy sources; the development of a climate action management plan and planned disclosures related thereto; managing and providing effective oversight of governance and DE&I protocols and strategy, sustainability matters, and enterprise-wide risks and opportunities, including through the development and implementation of a suite of climate change management practices and tools aligned with TCFD recommendations; and the conduct of human rights due diligence to any human rights related impact of operating activities; the anticipated benefits of new and ongoing induction and annual training programs and entity-wide participation in, and adoption of recommended improvements from, peer review programs such as “Eye on Risk”; future contributions towards achieving UN SDGs and mitigating negative impacts from operating activities; the successful implementation of mine closure and rehabilitation plans on the timeline contemplated herein, if at all; expectations with respect to business plans, exploration and development operations, the ramp up of the Juanicipio plant to the 4,000 tpd design capacity and the anticipated cash flow and value generation arising therefrom; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including the assumption that environmental and social programs and initiatives currently being advanced will continues to progress in a manner that aligns with expectations, such statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or developments to differ materially from those identified in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of virus outbreaks, including COVID-19 as a global pandemic, on world markets and MAG Silver’s business; supply chain constraints and general costs escalation in the current inflationary environment heightened by global economic and political instability; changes in applicable laws, regulations or community guidelines, including emerging climate change regulations and recent amendments to the federal mining laws in Mexico; changes in mineral production performance, exploitation and exploration successes; continued availability of capital and financing; general economic, market or business conditions, political risk, currency risk and capital cost inflation; risks related to maintaining a positive relationship with the communities in which MAG Silver operates; and such other risks that are identified in MAG Silver’s regulatory filings with the Securities and Exchange Commission in the United States, as filed on EDGAR at www.sec.gov and with the Canadian securities commissions and regulatory authorities, as filed on SEDAR+ at www.sedarplus.ca.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.

Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:(604) 630-1399Website:www.magsilver.com
Toll Free:(866) 630-1399Email:info@magsilver.com